

May 23, 2013

Via E-mail
Mr. John K. Martin
Chief Financial Officer
& Administrative Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

      Re: Time Warner Inc.
             Form 10-K for the Year Ended December 31, 2012
             Filed February 22, 2013
             File No. 001-15062

Dear Mr. Martin:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

15. Segment Information, page 119

1.   We note your disclosure in the first paragraph of page 46 that the Networks segment consists of Turner and HBO. Tell us in detail how you evaluated the aggregation criteria in ASC 280-10-50-11 to conclude that it is appropriate to aggregate these two operating segments into one reportable segment.

2.   Further, in the last full paragraph of page 83 you appear to identify Warner Bros. Theatrical and Warner Bros. Television as components, one level below the operating segment level. Please tell us how you considered the guidance in ASC paragraphs 280-

10-50-1 through 50-9 in making the determination that these components are not operating segments. If they are operating segments, please tell us how you considered the guidance in ASC paragraph 280-10-50-10 in determining whether they represent reportable segments. If they have been aggregated, please provide your evaluation of the aggregation criteria in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director